

April 28, 2014

<u>Via E-mail</u>
Alessandro Sodi
Chief Executive Officer
Diligent Board Member Services, Inc.
1385 Broadway, 19th Floor
New York, NY 10018

      Re: **Diligent Board Member Services, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed March 18, 2013
              File No. 000-53205

Dear Mr. Sodi:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Patrick Gilmore

                                Patrick Gilmore
                                Accounting Branch Chief